Exhibit 12.1

TTM TECHNOLOGIES, INC.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended
	January 2, 2017	December 28, 2015	December 29, 2014	December 30, 2013	December 31, 2012
	(In thousands)
Fixed Charges:
Interest expense	$76,008	$59,753	$23,830	$24,031	$25,784
Interest capitalized	1,876	888	551	1,125	1,774
Estimated interest within rental expense	3,443	2,454	1,244	1,121	1,034

Total Fixed Charges	81,327	63,095	25,625	26,277	28,592

Earnings:
Net income (loss)	35,575	(25,618)	14,693	23,893	(181,100)
Fixed charges per above	81,327	63,095	25,625	26,277	28,592
Income tax provision	31,427	34,594	7,598	15,879	12,728
Less: capitalized interest	(1,876)	(888)	(551)	(1,125)	(1,774)
Amortization of interest capitalized	641	391	316	325	278

Total earnings	147,094	71,574	47,681	65,249	(141,276)

Ratio of fixed charges	1.8x	1.1x	1.9x	2.5x	n/a (1)

(1)	Earnings were not sufficient to cover fixed charges for period indicated. Additional earnings of $169,868 for the year ended December 31, 2012 would have been required to achieve a ratio of 1: 1.